SECU[illegible] 06003105 [illegible]GE COMMISSION
[illegible]ington, D. C. 20549

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SEC FILE NUMBER
8-65359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

BIO-IB, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

30 ROCKEFELLER PLAZA– 27TH FLOOR

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NEW YORK,	**NEW YORK**	**10112**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THERESA DOWLING, President **(917) 769 - 8326**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY **10038**

X **Certified Public Accountant**

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ***THERESA DOWLING***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***BIO-IB, INC.**, as of **DECEMBER 31, 2005***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

PRESIDENT
Title

X Suzanne D Glicklin 2/24/06
Notary Public

SUZANNE D. GLICKLIN
Notary Public
My Commission Expires
May 31, 2006

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***THERESA DOWLING,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***BIO-IB, INC.,*** as of ***DECEMBER 31, 2005***, are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

Suzanne D Glicklin 2/24/06

(Notary Public)

SUZANNE D. GLICKLIN
Notary Public
My Commission Expires
May 31, 2006

BIO-IB, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 10,284
Equipment - net of accumulated depreciation of 449 (Note 2(e))	1,834
Total assets	$ 12,118
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 603
Total liabilities	603
Commitments and Contingencies (Note 3)	
Stockholder's equity (Note 5)	
Common stock, no par value; 1,500 shares authorized, issued and outstanding	68,085
Retained (deficit)	(56,570)
Total stockholder's equity	11,515
Total liabilities and stockholder's equity	$ 12,118

The accompanying notes are an integral part of these statements.

BIO-IB, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1- Nature of Business

Bio-IB, Inc. (The "Company"), a Delaware corporation, is a broker/dealer of securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was formed primarily to advise European micro-cap and small-cap companies primarily in the biotechnology and information technology sectors in the private placement of securities to United States institutions.

The Company is wholly owned by Axcel Capital Partners SArl, Ltd. ("Ltd."), a Swiss corporation.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Commission income (and the recognition of related income and expenses) is recorded at the time the commissions are realized.

b) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market instruments to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line-method.

Note 3- Management Agreement

The Company entered into a Management Agreement (the "Agreement") with Ltd. whereby the Company pays Ltd. a management fee, as base compensation for services provided to the Company, including, but not limited to, financial services management, information systems, office facilities and administrative services. Additionally, Ltd. provides for overhead expenses, which include, but are not limited to, rent, office equipment and supplies, secretarial expenses, charges for furniture and equipment, utilities, salaries, and expenses of directors, employees and agents. The management fee can be adjusted by Ltd. upon 30 days' prior notice to the Company. In addition to the management fee, Ltd. may charge the Company for certain overhead expenses, as determined by the board of directors of Ltd. As per the Agreement, the management fee has been waived by Ltd. until the Company is otherwise notified.

Note 4- Income Taxes

At December 31, 2005, the Company had a net operating loss carryforward of approximately $56,000 for income tax purposes. This carryforward will expire from 2018. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $9,500 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company's net capital of $9,681 was $4,681 in excess of the required net capital of $5,000. The Company's net capital ratio was 6.23%.

A copy of the Company's Statement of Financial Condition as of December 31, 2005, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Bio-IB, Inc.
30 Rockefeller Plaza-27th Floor
New York, NY 10112

We have audited the accompanying statement of financial condition of Bio-IB, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bio-IB, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2006

BIO-IB, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005